SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Scott D. Weaver 123 W. Mills Avenue, Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 7 Pages)
_______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Scott D. Weaver I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,591,084
	8	SHARED VOTING POWER 3,927
	9	SOLE DISPOSITIVE POWER 1,591,084
	10	SHARED DISPOSITIVE POWER 3,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,868(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Of the shares indicated as beneficially owned by Mr. Weaver, 3,927 shares are beneficially owned by WRC Refining Company (“WRCRC”), in which Mr. Weaver holds a 0.5% interest and 14,857 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Weaver has sole voting power.  Mr. Weaver has sole voting and sole dispositive power over the remaining 1,591,084 shares.

This Amendment No. 3 (the “Amendment”) constitutes the third amendment to the Schedule 13D originally filed by Scott D. Weaver (the “Reporting Person”), with the Securities and Exchange Commission on August 3, 2007 as amended by Amendment No. 1 to such Schedule 13D filed on August 27, 2007 and Amendment No. 2 to such Schedule 13D filed on March 23, 2009 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The Reporting Person’s principal occupation is to serve as the Vice President, Assistant Treasurer and Assistant Secretary of the Issuer.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Paul L. Foster, Franklin Mountain Investments Limited Partnership (“FMILP”), the Reporting Person, Ralph A. Schmidt and Jeff A. Stevens as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provides for the voting of certain of their shares of Common Stock and grants an irrevocable proxy to vote such shares to Paul L. Foster.  On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting Agreement”). On December 10, 2010, the Voting Agreement was terminated by the parties thereto.

On August 13, 2007, the Reporting Person sold 200,000 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions. On August 24, 2007, the Reporting Person sold an additional 50,000 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.  Between August 29, 2007 and August 31, 2007, the Reporting Person sold an additional 250,000 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.

 On March 26, 2008 and 2009, respectively, the Issuer granted 29,120 and 7,727 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares will vest over three years from the date of grant.

On June 10, 2009, the Issuer publicly offered shares of its Common Stock and 5.75% Convertible Senior Notes Due 2014 (the “Notes”). Each $1,000 principal amount of the Notes is initially convertible into 92.5926 shares of Common Stock upon the occurrence of certain events, as described in the Issuer’s prospectus supplement relating to the Notes dated June 4, 2009. As part of the public offering, the Reporting Person purchased 27,778 shares of Common Stock and $250,000 principal amount of the Notes.

On November 27, 2009, the Reporting Person purchased 30,000 shares of Common Stock through unsolicited brokerage transactions. On November 30, 2009, also through unsolicited brokerage transactions, the Reporting Person purchased $175,000 principal amount of the Notes.

On August 31, 2010, through unsolicited brokerage transactions, the Reporting Person purchased $300,000 principal amount of the Notes.

Except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a) The Reporting Person is the beneficial owner of 1,609,868 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 90,821,416 shares of Common Stock issued (including restricted shares but excluding treasury shares) as of December 3, 2010, constitutes 1.8% of the outstanding shares of Common Stock.  Of the shares indicated as beneficially owned by the Reporting Person, 3,927 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 0.5% interest and 14,857 shares are restricted shares that will vest over three years from the date of grant and over which shares the Reporting Person has sole voting power.  The Reporting Person has sole voting and sole dispositive power over the remaining 1,591,084 shares.

 (b) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a) above, 14,857 are restricted shares that will vest over three years from the date of grant and over which the Reporting Person has sole voting power and 3,927 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 0.5% interest and over which shares the Reporting Person has shared dispositive power. WRCRC is a Texas corporation, and its business address is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.  During the past five years, WRCRC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person has sole voting and sole dispositive power over the remaining 1,591,084 shares.

(c) Except as described in Item 4 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) On December 10, 2010, the Reporting Person ceased to be part of a group beneficially holding more than five percent of the outstanding Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

On December 10, 2010, WRCRC, FMILP, Paul L. Foster, Jeff A. Stevens, Sharon Stevens, Ralph A. Schmidt, Linda Schmidt and the Reporting Person entered into a Termination Agreement (the “Termination Agreement”). By entering into the Termination Agreement, the parties thereto terminated the Voting Agreement and their respective rights and obligations under the Voting Agreement, which included the termination of a voting proxy granted to Mr. Foster and a voting proxy conditionally granted to Mr. Stevens. This description of the Termination

Agreement is qualified in its entirety by reference to the terms of the Termination Agreement which is filed as Exhibit (c) to this Schedule 13D.”

Item 7. Material to Be Filed as Exhibits

Exhibit (c) to the Schedule 13D is hereby replaced with the following:

(c) Termination Agreement dated as of December 10, 2010, by and among WRCRC, FMILP, Paul L. Foster, Jeff A. Stevens, Sharon Stevens, Ralph A. Schmidt, Linda Schmidt and the Reporting Person.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2010

/s/ Scott D. Weaver
Scott D. Weaver

EXHIBIT INDEX

Termination Agreement dated as of December 10, 2010, by and among WRCRC, FMILP, Paul L. Foster, Jeff A. Stevens, Sharon Stevens, Ralph A. Schmidt, Linda Schmidt and the Reporting Person.